SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	March	2019
Commission File Number	001-36458
Neovasc Inc.
(Translation of registrant’s name into English)
Suite 5138 - 13562 Maycrest Way Richmond, British Columbia, Canada, V6V 2J7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document 1	Underwriting Agreement, dated March 13, 2019 between Neovasc Inc. and H.C. Wainwright & Co., LLC

Document 1 of this Report on Form 6-K is incorporated by reference, as an exhibit, into the Registration Statement on Form F-10 of the Registrant, which was originally filed with the Securities and Exchange Commission on June 29, 2018 (File No. 333-226013), and the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on July 6, 2018 (File No. 333-226075).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)

Date:	March 13, 2019	By:	/s/ Chris Clark
Name: Chris Clark Title: Chief Financial Officer